SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071- 3144

TEL: (213) 687-5000
FAX: (213) 687-5600	FIRM/AFFILIATE
www.skadden.com	OFFICES

BOSTON
CHICAGO
HOUSTON
NEW YORK
PALO ALTO
WASHINGTON, D.C.
June 14, 2016	WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[**]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL INFORMATION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AdvancePierre Foods Holdings, Inc.
Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”).  This letter provides the Staff of the Commission (the “Staff”) with supplemental information concerning the estimated offering price and the stock split terms in response to comment 14 from the Staff’s letter, dated May 6, 2016 (the “Initial Comment Letter”).

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, comment 14 from the Initial Comment Letter is printed below in bold italics and is followed by the Company’s response.  All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Stock-Based Compensation, page 59

14.          We note your disclosure on page 61 describing the reasons for the increase in the estimated fair value of your restricted stock awards. Please note that we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price and the stock split terms. In this regard, we may ask you to provide further explanation for the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

Estimated Offering Price and Stock Split Terms

The Company respectfully advises the Staff that the Company currently expects a price range of $[**] to $[**] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock (the “Common Stock”), which takes into account an estimated [**]-for-one stock split of the Common Stock to be implemented prior to the IPO (the “Stock Split”).

The Company expects to include the Price Range and the terms of the Stock Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process.  We are providing you this information to facilitate your review process.

Most Recent Equity Issuances

During fiscal 2015 and Q1 2016, the Company granted restricted shares of common stock to certain employees and directors, in the amounts set forth on page 70 of the Amended Registration Statement.  The Company also granted 1,900 restricted shares of common stock to

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

certain employees and directors on April 27, 2016.  The Company has not granted any additional restricted shares of common stock subsequent to April 27, 2016.

At the time of the grants on April 27, 2016, the Board of Directors of the Company (the “Board”) determined that the fair value of the Common Stock was $555 per share (or $[**] per share as adjusted for the Stock Split).  This determination was based on the criteria discussed on pages 69 and 70 of the Registration Statement, including a valuation report of a third-party independent valuation firm (the “April Valuation Report”), which concluded that, as of April 2, 2016, the fair market value of the Common Stock was $[**] per share (or $[**] per share as adjusted for the Stock Split).

Explanation and Reconciliation of Recent Restricted Stock Valuations and the Price Range

As is typical in initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined based on the Company’s best estimates following discussions between the Company, the Board and the managing underwriters of the IPO (the “Representatives”), that took place between June 10, 2016 and June 14, 2016.  Among the factors that were considered in setting the Price Range were the following:

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the food industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•                  assumptions regarding the demand for the Common Stock and the public trading market for food companies, such as the Company.

The Company believes that the difference in value between the fair value of the Common Stock as of April 27, 2016 ($[**] per share as adjusted for the Stock Split) and the midpoint of the Price Range ($[**]) is the result of the factors above and the following factors:

•                  Updated market conditions used in the determination of the Price Range based on discussions with the Representatives.

•                  Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company may continue as a private, stand-alone entity. Put differently, the Price Range effectively weights an IPO outcome at 100%.

•                  The April Valuation Report incorporated historical and average multiples of publicly traded comparable companies. Given the recent strong performance of

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

equity markets in the consumer sector, including comparable companies included in the analysis, current trading multiples are higher versus historical and average multiples utilized in the April Valuation Report. The Company believes that, for purposes of setting the Price Range, public market investors will only reference current trading multiples to determine the price.

•                  The Price Range is based on forward looking multiples based on full year 2016 and 2017 estimated Adjusted EBITDA while the April Valuation Report took into account several methodologies including some that were based on historical trailing performance metrics. Given the substantial improvement in the Company’s business performance reflected in growth in Adjusted EBITDA, using full year 2016 and 2017 estimated Adjusted EBITDA multiples results in a higher valuation than the methodologies in the April Valuation Report that were based on historical trailing performance metrics.

•                  The Price Range represents a price per share of Common Stock that would be immediately marketable without any restrictions, while the estimated fair value of the historical equity grants took into account that the Common Stock was then illiquid, may never become liquid and, even if the IPO were successfully completed, would remain illiquid with respect to shares held by management and members of the Board at least until the expiration of the 180-day lockup period following the IPO. The Company notes that the April Valuation Report includes a 15% discount for lack of marketability.

•                  The Price Range also reflects the recent input of the Representatives in developing a valuation of the Company with respect to specific comparable public companies, which expanded the composition of the peer group comparison to include a broader range of consumer products companies. The April Valuation Report used the following seven comparable public companies as a basis for determining the fair market value of the Common Stock as of April 2, 2016:

•                  Bridgford Foods Corp.

•                  ConAgra Foods, Inc.

•                  Flowers Foods, Inc.

•                  Hormel Foods Corp.

•                  Sanderson Farms, Inc.

•                  The J. M. Smucker Company

•                  Tyson Foods, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

The Representatives considered aspects of the following 12 publicly-traded companies when they recommended the Price Range:

•                  B&G Foods

•                  Flowers Foods, Inc.

•                  Hormel Foods Corp.

•                  The J. M. Smucker Company

•                  Lancaster Colony

•                  McCormick & Co., Inc.

•                  Performance Food Group

•                  Post Holdings, Inc.

•                  Pinnacle Foods, Inc.

•                  Sysco Corporation

•                  TreeHouse Foods, Inc.

•                  Tyson Foods, Inc.

The companies used by the Representatives represent a broad range of food companies with a range of business models: mid-cap branded packaged food companies, private label focused companies, protein players and foodservice oriented companies that are consistent with various aspects of the Company’s business model.

While the comparable companies used in the Company’s prior determinations of fair value, including the April Valuation Report, were appropriately selected to value a private company, the companies used by the Representatives to derive the Price Range were broader in scope. The Company believes that public market investors will use a broader set of comparable companies to value the Common Stock and may ascribe a higher value to these companies. The Company also believes that public market investors, in the context of the IPO, will only consider companies of a certain size threshold and trading volume in their valuation analysis and have as such excluded companies below an enterprise value of $2.5 billion in the analysis.

•                  The Company recently completed a refinancing of its revolving credit facility and term loans, which were scheduled to mature in 2017, that extended the maturities

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

of the refinanced credit facilities on favorable terms as compared to the prior credit facilities.  Prior to the refinancing, the Company did not have sufficient capital resources in place to repay its term loans when they were scheduled to mature, and was in negotiations to refinance these obligations as well as its revolving credit facility prior to their respective maturities.  While the Company believed it would be able to refinance its revolving credit facility, first lien term loan and second lien term loan, there could be no assurances that it could do so or whether it could do so on terms that would be favorable.  If the Company had been unable to renew its revolving credit facility or refinance its first and second lien term loans prior to their respective maturities, it would have had a material adverse impact on the business and financial condition of the Company.  The Company believes that the refinancing provides substantial improvements in its future cash flows because it (a) removes the risk of a maturity default and (b) reduces interest expense by $24 million annually, all of which will accrue to the benefit of equity holders. In addition, the Company believes these benefits are likely to increase potential investors’ confidence in the ability of the Company to generate future cash flows available to fund dividends, reduce debt and/or invest in the business, which will in turn support investors’ willingness to pay higher multiples of Adjusted EBITDA than assumed in the methodologies in the April Valuation Report.

•                  The successful completion of the IPO would provide the Company with substantial proceeds that would strengthen the Company’s balance sheet, provide access to public capital markets, provide enhanced operational flexibility and increase its awareness among potential customers and commercial partners, increasing the value of the Common Stock compared to that of a private company.

Conclusion

In light of the foregoing, the Company believes the difference between the fair value of the Common Stock as of April 27, 2016 and the midpoint of the Price Range is reasonable in light of the considerations outlined above.  The Company also continues to believe that the determination of the fair value of its common stock at each grant date during fiscal 2015 and the first quarter of 2016 was a representative fair value as of all such dates determined on a basis consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

***

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

H. Roger Schwall
June 14, 2016

Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:	AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.
Michael B. Sims

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.